Meeting of Stockholders
On June 7, 2005 the Fund held its Annual Meeting of Stockholders. The following Directors were elected by the following Votes:
James Boyle 3,600,840 For; 53,293 Abstaining; Brendan Donohoe 3,580,039 For; 74,094 Abstaining. Peter J. Hooper, Denis
P. Kelleher, James M. Walton and George G. Moore continue to serve in their capacities as Directors of the Fund.